Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended March 31,
	2016	2015
Earnings Computation:
Earnings before income taxes	$460,493	$407,243
Fixed charges	55,300	40,217
Total earnings as adjusted	$515,793	$447,460

Fixed Charges Computation:
Interest Expense	$46,894	$33,479
Assumed interest element included in rent expense	8,406	6,738
Total fixed charges	$55,300	$40,217

Ratio of earnings to fixed charges	9.3	11.1